                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                           The Female Health Company
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                               (Name of Issuer)

                         Common Stock, $0.01 par value
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                        (Title of Class of Securities)

                                  314462 10 2
                 ---------------------------------------------
                                (CUSIP Number)

                              Stephen M. Dearholt
        741 N. Milwaukee Street, Suite 500, Milwaukee, Wisconsin 53202
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                              September 24, 1999
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
CUSIP NO. 314462 10 2
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

          Stephen M. Dearholt
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
          PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Wisconsin, USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,855,722

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          240,998
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,855,722

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          240,998
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          2,096,720

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          15.24%
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      TYPE OF REPORTING PERSON (See Instructions)
14
          IN
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

                                  SCHEDULE 13D

     Mr. Dearholt has disclosed his ownership of The Female Health Company's (the "Company") Common Stock ("Issuer Common Stock") to the Company. Mr. Dearholt's transactions directly with the Company have been reported in the Company's proxy statement dated March 31, 2000 and certain periodic reports filed with the SEC. This filing is being made to address his independent filing obligations under Section 13(d) of the Securities Exchange Act of 1934, as amended.

     This amendment is being filed to report the acquisition of additional securities of the Company and the grant of additional warrants to Mr. Dearholt by the Company as described in Item 5 and to update Items 1, 3 and 7.

Item 1.   Security and Issuer

     The principal executive offices of the Company are located at 875 North Michigan Avenue, Suite 3660, Chicago, Illinois 60611.

Item 3.   Source and Amount of Funds or Other Consideration

     All purchases of Issuer Common Stock by Mr. Dearholt, whether in the market or from the Company, have been made with cash obtained from personal investment funds. All loans to the Company by Mr. Dearholt have been made from personal investment funds.

     Purchases of Issuer Common Stock by Mr. Dearholt's self-directed IRA have been made with investment funds held by the IRA.

Item 5.   Interest in Securities of the Issuer

                              Amount of Beneficial Ownership
Name of Beneficial Owner          Shares          Percent
Stephen M. Dearholt (1)(2)       2,096,720         15.24%

     (1) Includes options to purchase 50,000 shares (which are currently exercisable) granted pursuant to the terms of the Company's Outside Director Stock Option Plan.

     (2) Includes 524,742 shares owned directly by Mr. Dearholt and warrants to purchase 1,172,500 shares which are currently exercisable. Also includes the following shares which Mr. Dearholt may be deemed to beneficially own:
     69,500 shares held by the Dearholt, Inc. Profit Sharing Plan; 9,680 shares held by the Response Marketing Money Purchase Plan; 11,200 shares held in a self-directed IRA; 162,898 shares held by the Mary C. Dearholt Trust of which Mr. Dearholt, a sibling and his mother are trustees; 18,100 shares held by Mr. Dearholt's minor child; 18,100 shares held by the James W. Dearholt Trust of which Mr. Dearholt is a co-trustee with a sibling, and 60,000 shares of preferred stock held by the

     Mary C. Dearholt Trust that are convertible share-for-share into Issuer Common Stock. Mr. Dearholt shares the power to vote and dispose of 240,998 shares of Issuer Common Stock (including 60,000 shares of Preferred Stock convertible into Issuer Common Stock) held by the Mary C. Dearholt Trust and the James W. Dearholt Trust. Mr. Dearholt has sole power to vote and dispose of the remaining shares of Issuer Common Stock reported herein, except that North Central Trust has the sole power to vote and dispose of the 9,680 shares of Issuer Common Stock held by the Response Marketing Money Purchase Plan.

     On March 25, 1996, the Company borrowed $1,000,000 from Mr. Dearholt under a one year note payable in full on March 25, 1997 with interest at 12% per annum payable monthly. The note was repaid by issuance of a new promissory note due March 25, 1998, a replacement note due March 25, 1999, a replacement note due March 25, 2000 and a replacement note due March 25, 2001. The outstanding promissory note is now payable in full on March 25, 2001 and bears interest at 12% per annum payable monthly. The borrowing transactions were effected in the form of a promissory note from the Company to Mr. Dearholt and related documents including warrants to purchase Issuer Common Stock. For the most recent refinancing on March 25, 2000, the Company issued a warrant to Mr. Dearholt to purchase up to 250,000 shares of Issuer Common Stock at an exercise price of $0.71 per share (which represented a discount from market price). The warrant expires on March 25, 2010. The Company also granted Mr. Dearholt certain registration rights for the Issuer Common Stock he receives from the Company under the warrants.

     On February 12, 1999, the Company borrowed $250,000 from Mr. Dearholt under a one year note payable in full on February 12, 2000 with interest at 12% per annum payable monthly. The Note was repaid by issuance of a new promissory note due February 12, 2001 which bears interest at 12% per annum payable monthly. In connection with the issuance of a replacement note, the Company issued a warrant to Mr. Dearholt to purchase up to 62,500 shares of Issuer Common Stock at $0.77 per share (which represented a discount from market price). The warrant expires on February 12, 2010. The Company also granted Mr. Dearholt certain registration rights for the Issuer Common Stock he receives from the Company under the warrant.

     On January 21, 2000, Mr. Dearholt's self-directed IRA purchased, in the market, 5,000 shares of Issuer Common Stock at $1.03 per share. All shares were purchased solely for investment purposes.

     On October 1, 1999, the Company paid a dividend of 14,769 shares of Issuer Common Stock on the 8% Convertible Preferred Stock held by the Mary C. Dearholt Trust of which Mr. Dearholt is a trustee. The trust chose shares of Issuer Common Stock for the form of payment of the dividend.

     On September 24, 1999, the Company completed a private placement of Issuer Common Stock to various investors at a purchase price of $0.75 per share (which represented a discount from market price). Mr. Dearholt purchased 266,667 shares of Issuer Common Stock for $200,000 in this private placement. The terms of Mr. Dearholt's purchase were identical to the terms offered to the other, unrelated investors. As part of this private placement, the Company granted all of the investors, including Mr. Dearholt, registration rights which require that the Company register the investors' resale of these shares.

     On August 13, 1999, Mr. Dearholt purchased, in the market, 10,000 shares of Issuer Common Stock at $.687 per share. All shares were purchased solely for investment purposes.

Item 7.   Material to be Filed as Exhibits

Exhibit No.
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                                       3

1 Warrant to purchase shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of November 21, 1995.*

2 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1996.*

3 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1997.*

4 Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1998.*

5 Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated March 25, 1998.*

6 Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1998.*

7. Warrant to purchase up to 50,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of February 12, 1999.**

8. Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated February 12, 1999.**

9. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of February 12, 1999.**

10. Warrant to purchase up to 200,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 1999.**

11. Note Purchase and Warrant Agreement between the Company and Stephen M. Dearholt dated March 25, 1999.**

12. Stock Issuance Agreement between the Company and Stephen M. Dearholt dated as of March 25, 1999.**

13. Warrant to purchase up to 62,500 shares of Issuer Common Stock issued to Stephen M. Dearholt dated February 12, 2000. (Filed with the SEC as
     Exhibit 10.1 to the Company's Quarterly Report for the quarter ended March 31, 2000, on Form 10-QSB (the "March 31, 2000 10-QSB").

14. Warrant to purchase up to 250,000 shares of Issuer Common Stock issued to Stephen M. Dearholt dated as of March 25, 2000. (Filed with the SEC as
     Exhibit 10.3 to the March 31, 2000 10-QSB.)

*Previously filed by Stephen M. Dearholt with Amendment No. 1 to Schedule 13D on January 14, 1999.
**Previously filed by Stephen M. Dearholt with Amendment No. 3 to Schedule 13D on May 14, 1999.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              /s/ Stephen M. Dearholt
                              ------------------------
                              Stephen M. Dearholt


                              Dated:  May 24, 2000

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